Exhibit 12

Texas Instruments Incorporated and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(Millions of dollars)

	For Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income before income tax	$4,216	$3,874	$2,754	$1,935	$2,955
Equity method investments (gains) and losses	(4)	(3)	(6)	(17)	(5)
Add:
Fixed charges (from below)	100	107	105	99	54
Amortization of capitalized interest	1	2	2	2	3
Distributed income from equity investees	3	1	11	16	11
Subtract:
Capitalized interest	1	—	—	—	—
Total earnings	$4,315	$3,981	$2,866	$2,035	$3,018

Fixed Charges:
Total gross interest on debt (expensed)	$96	$103	$104	$104	$48
Capitalized interest	1	—	—	—	—
Amortization of debt premium and debt issuance costs	(6)	(9)	(9)	(18)	(6)
Estimated interest element of rental and lease expense	9	13	10	13	12
Total fixed charges	$100	$107	$105	$99	$54

Ratio of earnings to fixed charges	43.2	37.2	27.3	20.6	55.9